

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 29, 2008

Mr. James Monroe III
Chairman of the Board and Chief Executive Officer
Globalstar, Inc.
461 South Milpitas Blvd.
Milpitas, CA 95035

> **Re: Globalstar, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-K/A**
> **Filed March 17, 2008**
> **File No. 001-33117**

Dear Mr. Monroe:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. One comment requires an exhibits-only amendment to your Form 10-K. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   We are currently processing your request for confidential treatment for Exhibits 10.24 and 10.25 to the Form 10-K. Any comments we have on the confidential treatment request will follow under separate cover.

Item 1. Business, page 1

2.   We note your definition of the term "Thermo" as used throughout the filing. In future
        filings, please supplement such definition to include disclosure regarding your
        management's and directors' affiliations with Thermo.

S-Band Amplifier Degradation, page 21

3.   We note that based on a 2006 comprehensive review of your constellation by an expert
        third party, you concluded that "the constellation would continue to provide viable two-
        way communication services until the next generation satellites begin to be launched in
        2009." However, your current degradation experience appears to indicate that "sometime
        in 2008 substantially all of (y)our in-orbit satellites launched prior to 2007 will cease to
        be able to support two-way communication services." In this regard,

        •   In future filings, please identify the expert third party who prepared the 2006
            comprehensive review of your constellation and additionally, the outside experts that
            you consulted to implement innovative methods to help extend the life of your
            constellation. While you are not required to make reference to any expert third-party,
            if you do you should also disclose the name of the expert. If you decide not to
            reference any expert third-party in future filings, you should provide disclosures that
            explain the underlying assumptions and conditions in which your constellation could
            operate through 2009. Please confirm to us in your response letter that the expert is
            aware of being named in the filing and comply with this comment regarding
            references to the comprehensive review in future filings.

        •   Notwithstanding your recent disclosure that sometime in 2008 in-orbit satellites
            launched prior to 2007 will cease to be able to support two-way communication
            services, tell us in detail why it would be appropriate to assume a remaining life of 27
            months for the in-orbit satellites per your disclosure on page 64. Also, tell us if you
            performed an impairment test for these assets and if not, why.

Pension Obligations, page 61

4.   We note that you utilized the services of a third party to perform your actuarial
        calculations. While you are not required to make reference to a third party, if you do you
        should also disclose the name of the expert. If you decide not to reference the third party
        in future filings, you should provide disclosures that explain the method and assumptions
        used by you to determine the calculations. Please confirm to us in your response letter
        that the expert is aware of being named in the filing and comply with this comment
        regarding references to the comprehensive review in future filings.

Service Revenue, page 63

5.   We note that your subscriber base grew 8% to approximately 284,000 during the year
ended December 31, 2007. Please tell us and also disclose the following in future filings:

- How the increase in your subscribers affected your subscriber equipment revenue.
  In this regard, it is unclear to us why you attribute decrease in equipment sales to
  concerns over your two-way communication, and not to pricing and number of
  units sold to new subscribers.
- How you obtained new subscribers, considering that you incurred lower dealer
  commissions as a consequence of lower sales per your disclosure on page 64
- What portion of your subscriber base consists of retail subscribers? We note that
  you attribute the decline in service revenue to a lower ARPU but disclose only
  retail ARPU on page 47. Additionally, please enhance your ARPU footnote
  disclosures to identify the nature of subscribers included in the denominator.

Inventory, page 87

6.   Please tell us why it is appropriate to present the write-down of inventory as a separate
line item in the consolidated statements of income (loss) instead of including it in cost of
services. Refer to your basis in the accounting literature.

Contractual Obligations, page 76

7.   Tell us whether you have adequate liquidity and capital to meet your operating
requirements within the next twelve months and what those sources would be. As
disclosed in the table presented herein, you have significant cash obligations within 12
months of your 2007 balance sheet date.   However, we note that you had already drawn
the maximum amount from your credit facilities as of January 1, 2008 and that you had
operating losses and negative cash flows from operations during your most recent fiscal
year. In this regard, we note that you issued $135 million in Convertible Senior Notes in
April 2008.

Revenue Recognition and Deferred Revenues, page 89

8.   Please refer to the third paragraph. Tell us the nature of the customer credits and the
basis in the accounting literature for your accounting.

Summary of Significant Accounting Policies, page 90

9.   Citing the pertinent accounting literature, tell us your basis for including the option year
revenues and increasing the customer term to reflect the optional year in connection with
recognition of revenues under the Unlimited Loyalty plan.

Item 9A(b). Changes in internal control over financial reporting, page 120

10.   We note your disclosure that "there were no changes in [y]our internal control over financial reporting that occurred during the period covered by this Report." Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual report). Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2007 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Exhibits

11.   We note that Amendment No. 2 to Schedule 13G filed on February 14, 2008 references a Third Amended and Restated Irrevocable Standby Stock Purchase Agreement executed August 25, 2006. The Form 10-K only references a Second Amended and Restated Agreement. Please revise to include.

Proxy Statement

Compensation Discussion and Analysis, page 18

12.   We note that you have not disclosed the basis for the awards of restricted stock and restricted stock units granted to the Named Executive Officers pursuant to the 2006 Equity Incentive Plan, including any performance objectives used in the determination of such awards. In the future, identify any individual or company performance objectives used in determining such awards.

13.   In future filings if not all your named executive officers participate in your equity incentive plans, explain why.

14.   Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers. In this regard, in future filings, please disclose why Mr. Monroe does not receive a salary and does not participate in any of the company's incentive compensation plans. Confirm that Mr. Monroe is not paid by a salary or any other form of compensation by Thermo for work performed for the Company.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file

Mr. James Monroe III
Globalstar, Inc.
April 29, 2008
Page 5

your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director